

March 19, 2013

<u>Via E-mail</u>
Richard S. Foote
President and Chief Executive Officer
HF2 Financial Management Inc.
999 18th Street, Suite 3000
Denver, Colorado 80202

> **Re:** **HF2 Financial Management Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed March 18, 2013**
> **File No. 333-186264**

Dear Mr. Foote:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise and provide supplemental clarification and analyses consistent with our discussion earlier today regarding comments 2, 3 and 12 of our letter dated March 14, 2013.

Exhibits

2. We note that Exhibits 10.1.1 through 10.1.23, the letter agreements, were not filed in their entirety. In particular, we refer to "Exhibit B." Please file complete exhibits, including any attachments, schedules or exhibits, or tell us why you are not required to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes, at (202) 551-3774, or Raj Rajan, at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329 or James Lopez, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Floyd I. Wittlin, Esq.